RESIN SYSTEMS INC.

 Interim Consolidated Financial Statements

For the Second Quarter Ended June 30, 2005

(Unaudited)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

JUNE 30

  DECEMBER 31

2005                          2004

  (Unaudited)

   ___________

ASSETS

Current assets:

 Cash and cash equivalents

$

7,632,079

$

1,971,677

Accounts receivable

564,994

230,053

Inventories

1,796,576

541,070

Prepaid expenses and deposits

230,882

85,328

10,224,531

2,828,128

 Prepaid rent and security deposit

70,853

70,853

Restricted cash

1,140,333

150,000

Capital assets

6,505,480

6,180,267

$

17,941,197

$

9,229,248

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

 Accounts payable

$

1,766,502

$

769,292

 Accrued liabilities

1,041,512

618,139

 Deferred revenue (note 3)

198,257

-

 Capital lease obligation

92,343

56,280

3,098,614

1,443,711

Long-term payable to NRC

498,263

498,263

Deferred lease inducement

39,134

43,254

Deferred revenue (note 3)

798,186

-

Capital lease obligation

98,016

64,845

4,532,213

2,050,073

Shareholders' equity:

 Share capital (note 4)

49,602,702

36,377,404

 Warrants

2,241,129

1,206,987

 Contributed surplus

2,892,482

2,417,842

 Deficit

(41,327,329)

(32,823,058)

13,408,984

7,179,175

$

17,941,197

$

9,229,248

Future operations, subsequent event and commitments,

contingencies and contractual obligations (note 2, 6 and 7)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”

      Signed “Zsolt Feketekuty”

Director

Director

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three Months and Six Months Ended June 30, 2005 and 2004

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Product Revenue	$226,734	$113,414	$309,685	$314,567
	226,734	113,414	309,685	314,567
Expenses
Cost of sales	172,592	10,589	257,068	14,608
Direct and product development	2,210,701	1,189,864	3,845,419	2,235,111
Marketing and business development	1,069,899	226,547	1,632,633	507,103
General and administrative	1,250,209	1,301,850	2,790,868	2,913,376
Interest and other charges	21,353	(4,640)	25,809	623
Amortization of capital assets	203,170	149,800	405,583	311,043
(Gain) on sale of capital assets	(17,111)	-	(17,111)	(1,569)
	4,910,813	2,874,010	8,940,269	5,980,295

Loss before the understated	(4,684,079)	(2,760,596)	(8,630,584)	(5,665,728)
Other income	49,794	17,547	126,313	36,987
	(4,634,285)	(2,743,049)	(8,504,271)	(5,628,741)

Deficit, beginning of period	(36,693,044)	(20,805,484)	(32,823,058)	(17,919,792)

Deficit, end of period	$(41,327,329)	$(23,548,533)	$(41,327,329)	$(23,548,533)

Basic and diluted loss per common share	$(0.06)	$(0.05)	$(0.11)	$(0.10)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months and Six Months Ended June 30, 2005 and 2004

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004

Cash provided by (used in):

Operating
Net loss	$(4,634,285)	$(2,743,049)	$(8,504,271)	$(5,628,741)
Items which do not involve cash
Amortization	203,170	149,800	405,583	311,043
Gain on sale of capital assets	(17,111)	-	(17,111)	(1,569)
Shares to be issued pursuant to ARC agreement	-	-	-	18,811
Stock based compensation	(36,028)	346,901	136,697	639,806
Deferred lease inducement	(2,060)	-	(4,120)	-
Deferred revenue	75,360	-	107,669	-
Change in non-cash operating working capital	(1,304,828)	(623,468)	(315,418)	818,117
	(5,715,782)	(2,869,816)	(8,190,972)	(3,842,533)

Financing
Proceeds from issue of share capital, net of
transaction costs	5,070,453	12,411,164	14,597,382	15,398,932
Proceeds from NRC	-	42,989	-	42,989
Repayment of capital lease	(20,837)	(21,830)	(38,656)	(21,830)
	5,049,616	12,432,323	14,558,726	15,420,091

Investing
Purchase of capital assets	(2,366,356)	(300,003)	(3,717,019)	(1,029,852)
Restricted cash	(320,333)	-	(990,333)	-
Advances to purchase investment	122,430	-	-	-
Prepaid rent and security deposit	-	(5,293)	-	686
Proceeds on sale of capital assets	4,000,000	-	4,000,000	11,000
	1,435,741	(305,296)	(707,352)	(1,018,166)

Increase (decrease) in cash	769,575	9,257,211	5,660,402	10,559,392

Cash and cash equivalents, beginning of period	6,862,504	2,317,839	1,971,677	1,015,658

Cash and cash equivalents, end of period	$7,632,079	$11,575,050	$7,632,079	$11,575,050

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian Dollars)

(Unaudited)

For the Three and Six months ended June 30, 2005 and 2004

1.  Significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and Auditors’ Report for the year ended December 31, 2004.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are in the opinion of management, necessary to present fairly our financial position as of June 30, 2005 and the results of operations and cash flows for the six months ended June 30, 2005 and 2004.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2004 annual consolidated financial statements.

2.  Nature of operations and future operations:

     Future operations:

These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.

These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The outcome of these matters cannot be predicted at this time.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian Dollars)

(Unaudited)

For the Three and Six months ended June 30, 2005 and 2004

3.   Deferred revenue

During the second quarter the Company sold land and building for $4,000,000 and immediately leased back the property.  The Company realized a gain of $905,885 which is being recognized over the term of the lease (ten years).  At June 30, 2005 $17,111 has been recognized as gain on sale.  $90,588 will be recognized over the next twelve months and $798,186 will be taken into income over the remaining term of the lease.

During the first six months the Company entered into a sales agreement with a Korean company to sell a mould and resins.  The agreement was contingent upon successful testing of the mould.  At June 30, 2005 testing is being completed and the sale proceeds of $107,669 are classified as current deferred revenue.

4.  Share capital

 (a) Authorized and issued shares and warrants

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance forward December 31, 2004	68,633,682	$36,377,404	4,651,194	$1,206,987

Issued for cash pursuant to February 14, 2005 private placement	8,695,582	8,190,369	4,347,791	1,809,551

Broker warrants attributed to issue costs	--	--	501,970	348,618

Stock options exercised net of contributed surplus of	481,633	236,863	--	--

Warrants exercised	3,362,766	5,707,886	(3,362,766)	(786,114)

Expired warrants	--	--	(1,123,339)	(337,913)

Transaction costs	--	(909,820)	--	--

Balance June 30, 2005	81,173,663	$49,602,702	5,014,850	$2,241,129

(b)  Stock based compensation:

For the period ending June 30, 2005, the Company recorded $136,697 (June 30, 2004 - $639,806) in stock based compensation to employees, directors and consultants, which was included in general and administrative expenses. The stock based compensation for the second quarter of 2005 was $(36,028) ($346,901 for the second quarter of 2004). This compensation is based upon the Black-Scholes option pricing model. For the options granted in the quarter, the amount is based using the following assumptions:

June 30, 2005

December 31, 2004

 Risk free interest rate                     3.42%

3.51%

 Expected life of option                   2 years

5 years

 Expected volatility                           81%

108%

 Expected dividends                        $-Nil

$-Nil

    RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian Dollars)

(Unaudited)

For the Three and Six months ended June 30, 2005 and 2004

4.  Share capital

(c)  Stock options – Outstanding options

	Number of share options	Weighted average Exercise price

Balance forward December 31, 2004	5,665,467	$0.85
Granted	600,000	1.27
Exercised	(481,633)	0.49
Forfeited	(650,000)	1.05
Outstanding, June 30, 2005	5,133,834	$0.92

Weighted average fair value of stock options issued are as follows:

Weighted average
Fair value

Year ended December 31,2004	$0.35

Six months ended June 30, 2005	$0.68

The following table summarizes information about the stock options outstanding as at June 30, 2005

Exercise Price	Number Outstanding	Weighted average Years remaining	Exercisable at June 30, 2005

$0.34	150,000	1.39	125,000
0.40	10,000	1.84	100,000
0.40	490,000	1.89	452,500
0.55	150,000	2.42	150,000
0.57	600,000	2.47	600,000
0.79	112,500	4.48	22,500
0.80	200,000	3.45	150,000
0.80	433,334	3.48	266,664
0.90	25,000	3.35	16,666
1.00	50,000	0.74	50,000
1.14	1,223,000	3.24	400,000
1.18	1,000,000	2.52	--
1.25	500,000	1.64	--
1.35	100,000	1.82	--
	5,133,834	2.62	2,333,330

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian Dollars)

(Unaudited)

For the Three and Six months ended June 30, 2005 and 2004

4.  Share capital

(c)  Stock options (continued)

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

	Number of Share options	Weighted average Exercise price

Outstanding, December 31, 2004	2,787,500	$0.93
Granted	600,000	1.27
Exercised	(75,000)	0.78
Forfeited	(850,000)	1.05

Outstanding, June 30, 2005	2,662,500	$0.98

(d)  Warrants outstanding

	Number of Warrants	Weighted average Exercise price

Balance forward December 31, 2004	4,651,194	$1.46

Granted	4,849,761	1.60
Exercised	(3,362,766)	1.46
Expired	(1,123,339)	1.50
Outstanding, June 30, 2005	5,014,850	$1.58

Included in the warrants granted in 2005 are 4,347,791 warrants with an entitlement to the holder to acquire one common share of the Company at an exercise price of $1.65 if exercised on or before August 15, 2005 and $2.00 if exercised after August 15, 2005, but on or before February 14, 2006. The weighted average exercise price is calculated based on the lower exercise price of $1.65.

The following table summarizes information about the warrants outstanding as at June 30, 2005

Exercise price	Number Outstanding	Weighted average Years remaining

$1.65 - $2.00	4,347,791	0.13-0.63
1.15	501,970	0.63-1.12
1.15	99,589	0.39
1.15	65,500	0.42

	5,014,850	0.18-0.67

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian Dollars)

(Unaudited)

For the Three and Six months ended June 30, 2005 and 2004

5.  Segmented information:

The Company’s activities comprise one business segment.  For the first half of 2005, the Company’s revenue includes sales to customers in the United States of $204,061 (first half of 2004 - $206,047). For the second quarter of 2005, the Company’s revenue included sales to customer in United States of $125,458 (second quarter of 2004 - $47,830).

6.  Commitments, Contingencies and contractual obligations:

    (a)  Operating leases

The Company has entered into four agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton, the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to March 31, 2006.  In Calgary, the Company has two locations; one is office space with an initial term running to March 31, 2011, with two five-year renewal options, and one for production operations with an initial term running to March 31, 2015, with a renewal option for another five years. The minimum rent payable for each of the next five years and thereafter is as follows:

Period ended

Lease Payments

June 30, 2006

$

690,543

June 30, 2007

537,724

June 30, 2008

487,380

June 30, 2009

498,894

June 30, 2010

498,894

Thereafter

$

1,863,131

(b)

 Contingencies and contractual obligations:

During 2005, the Company entered into negotiations with various parties to establish manufacturing facilities based in foreign countries and incurred expenditures of $369,330. These expenditures have been expensed in 2005 under Marketing and business development. Furthermore, during July 2005, the Company incurred additional expenditures of $939,549, which will be expensed to Marketing and business development.

As of June 30, 2005, the underlying legal agreements and business structure of these ventures were not yet concluded, however, negotiations and contract execution is anticipated to be finalized during the second half of 2005. Other than what is noted above, there has been no business activity associated with these ventures.

7. Subsequent event

On August 18, 2005, the Company issued 2,290,964 common shares pursuant to the exercise of warrants related to the private placement issuance dated February 14, 2005. The exercise price for the issuance of these common shares was $1.65 per share for total gross proceeds of $3,780,091.

8.  Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the six month period ended June 30, 2005.